

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Sent by email

Ryan M. Petersen
President and Chief Executive Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, CA 95119

> **Re:** **OCZ Technology Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-171914**

Dear Mr. Petersen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   It appears that other registered shelf distributions of your securities are currently being conducted. We refer to Forms S-1, file numbers 333-166990 and 333-171109 in this regard. Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Incorporation of Certain Information by Reference, page 19

2.   It appears that you have incorporated certain information by reference as permitted by Item 12 of Form S-1. However, we note that you have not incorporated all of the reports

filed pursuant to Section 13(a) of the Exchange Act since February 28, 2010. Please revise the filing to incorporate by reference the Forms 8-K filed on April 13, 2010, May 27, 2010, June 3, 2010, June 29, 2010, and January 10, 2011; or advise us why you believe that incorporation of these filings is not necessary.

Exhibits

3.   Please tell us why you have not filed the warrant agreement or other documents relating to the placements of your warrants as exhibits to your registration statement. See paragraphs (b)(4) and (b)(10)(ii)(A) of Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Phillip J. Niehoff, Esq.
Mayer Brown LLP
Via email